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                             June 3, 2021

       Robert Williams
       Chief Executive Officer and President
       Angel Oak Mortgage, Inc.
       3344 Peachtree Road NE, Suite 1725
       Atlanta, Georgia 30326

                                                        Re: Angel Oak Mortgage,
Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 19, 2021
                                                            File No. 333-256301

       Dear Mr. Williams:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-11 filed on May 19, 2021

       SUMMARY SELECTED FINANCIAL AND OTHER DATA, page 47

   1. We note your disclosure of core earnings which includes an adjustment for Net unrealized
                                                        (gains) losses on both
residential loans and commercial real estate loans which are each recorded at fair value
in your financial statements. In light of those adjustments, please tell us how you
determined it was appropriate to title the measure core earnings. In your consideration of this
comment, you should also give consideration to the related measure core return on average
equity which is disclosed on page 45 as well as other sections of your filing. Further,
our understanding is that such measures are commonly used by mortgage REITs as an
indicator of dividend paying ability. Please tell us if these measures are used by the
registrant's management as an indicator of the registrant's dividend paying ability. If so, please
revise your filing to disclose that purpose.
 Robert Williams
Angel Oak Mortgage, Inc.
June 3, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Williams
                                                           Division of
Corporation Finance
Comapany NameAngel Oak Mortgage, Inc.
                                                           Office of Real
Estate & Construction
June 3, 2021 Page 2
cc:       J. Gerard Cummins
FirstName LastName